Securities and Exchange Commission

Washington, D.C. 20549 SCHEDULE 13D
(Rule 13d-101)

information to be included in statements filed pursuant to
§240.13d-1(a) and amendments thereto filed pursuant to §240.13d -2(a)

  UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

SITESTAR CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

  (Title of Class of  Securities)

82980W101

  (CUSIP Number)

  Daniel A. Judd
7109 Timberlake Road
Lynchburg, VA 24502
Tel, No.: (434)239-4272

  copy to:

Ernest Stern, Esq.
Akerman LLP 750 Ninth Street, N.W., Suite 750
Washington, D.C. 20001
(202) 824-1705

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	names of reporting persons Daniel A. Judd
2.	check the appropriate box if a member of a group (see instructions) (a) [_] (b) [X]
3.	sec use only
4.	source of funds (See Instructions) PF.
5.	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [_]
6.	citizenship or place of organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	sole voting power 133,865
	8.	shared voting power 0
	9.	sole dispositive power 133,865
	10.	shared dispositive power 0
11.	aggregate amount beneficially owned by each reporting person 133,865
12.	check if the aggregate amount in row (11) excludes certain shares (See Instructions) [_]
13.	percent of class represented by amount in row (11) Less than 1%
14.	type of reporting person (See Instructions) IN

1.	NAMES OF REPORTING PERSONS Frank R. Erhartic, Jr.
2.	check the appropriate box if a member of a group (see instructions) (a) [X] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 12,737,985
	8.	SHARED VOTING POWER 24,883,980
	9.	SOLE DISPOSITIVE POWER 12,737,985
	10.	SHARED DISPOSITIVE POWER 24,883,980
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,883,980
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.6%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 1 to Schedule 13D amends, restates and updates the statements on Schedule 13D relating to the shares of common stock, par value $.001 per share ("Common Stock") of Sitestar Corporation, a Nevada corporation (the "Issuer") filed by Daniel A. Judd with the Securities and Exchange Commission on January 26, 2015.

Item 1. Security and Issuer.

This statement on Schedule 13D ("Schedule 13D") filed by Daniel A. Judd (the "Reporting Person") relates to the shares of Common Stock of the Issuer. The principal executive offices of the Issuer are located at 7109 Timberlake Road, Lynchburg, VA 24502.

Item 2. Identity and Background.

(a) This Amendment No. 1 is being filed with respect to the shares of the Issuer's Common Stock held by Daniel A. Judd and shares of Common Stock issued by the Issuer to him.

(b) The business address of the Reporting Person is 7109 Timberlake Road, Lynchburg, VA 24502.

(c) The Reporting Person is the CFO and a member of the Board of Directors of the Issuer. The principal business address of the Issuer is 7109 Timberlake Road, Lynchburg, VA 24502.

(d). During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was or he became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Each acquisition of securities by the Reporting Person. (or on his behalf and at his direction) was through private placements with personal funds.

Item 4. Purpose of Transaction.

Item 4 of the Reporting Person’s Schedule 13D, as amended, is hereby amended by adding the following:

Settlement Agreement. On February 6, 2015, the Reporting Person, Daniel A. Judd, Chief Financial Officer of the Company, and Frank R. Erhartic, Jr., President of Sitestar Corporation (the “Company”), entered into a Settlement Agreement with Jeffrey I. Moore, Julia H. Moore, Jay B. Moore, William T. May, M & M Investments, Arquitos Capital Partners, LP, Arquitos Capital Management, LLC, Steven L. Kiel, Alesia Value Fund LLC, Alesia Asset Management LLC, Christopher Olin and Jeremy K. Gold (collectively, the “Moore Shareholder Group”). The Settlement Agreement settles and resolves certain matters relating to the Moore Shareholder Group’s proxy solicitation and the special meeting of Company stockholders that was scheduled to be held February 12, 2015 (the “Special Meeting”) as well as a lawsuit filed by the Company against the Moore Shareholder Group seeking to, among other things, enjoin the Moore Shareholder Group from voting its proxies at the Special Meeting.

Under the terms of the Settlement Agreement, the Moore Shareholder Group, Mr. Judd and Mr. Erhartic, Jr. (the “Parties”), who collectively own more than 50% of the outstanding shares of voting common stock of the Company, agreed to enter into a voting agreement (the “Voting Agreement”) whereby the Parties will vote to elect, via majority written consent, the following persons to the Company’s board of directors (the “Board”):

Frank R. Erhartic, Jr.

Daniel A. Judd

Roger Malouf

Jeffrey Moore

Steven Kiel

Jeremy Gold

Messrs Judd, Erhartic, Jr. and Moore currently serve on the Board. Messrs. Kiel and Gold are members of the Moore Shareholder Group. In the event of a deadlocked vote among the Board members, Mr. Erhartic, as President of the Company, will be entitled to cast the deciding vote, except with respect to (i) actions that directly affect a Board member, (ii) changes to the articles of incorporation or bylaws of the Company, or (iii) deadlocked votes that occur within 12 months of the date of the Settlement Agreement.

Additionally, the Settlement Agreement provides that the Company will, among other things:

• hold an annual meeting of the Company’s shareholders no later than June 30, 2016 and hold regular meetings of the Board at specified intervals over the next 12 months;

• retain a financial consultant selected by the Moore Shareholder Group to manage the Company’s SEC filing obligations, provide oversight of the Company’s financial statements and assist with the implementation of best practices, internal controls and appropriate policies and procedures; and

• dismiss the lawsuit it filed against the Moore Shareholder Group.

In contemplation of the actions agreed to by the Company and Messrs. Judd and Erhartic, Jr., and to avoid the significant expenses that the Company would likely incur in pressing forward with its lawsuit and continuing its opposition of the Moore Shareholder Group’s proxy solicitation, the Moore Shareholder Group agreed to withdraw its proxy statement for the Special Meeting and cease soliciting proxies for the election of its slate of director nominees.

Under the Settlement Agreement, the Company and the Moore Shareholder Group will each pay for their respective costs incurred in connection with the proxy solicitation, settlement of claims and related matters, except that the Company will reimburse the Moore Shareholder Group for up to $40,000 of its expenses. The Settlement Agreement also includes certain standstill provisions and a general release of claims among the Parties.

Voting Agreement. In connection with the Settlement Agreement, on February 6, 2015, the Parties entered into the Voting Agreement with respect to the election of directors as described above. The Voting Agreement also provides that the authorized number of seats on the Board will be fixed at six during the term of the Voting Agreement. Unless extended by the Parties, the Voting Agreement will remain in effect until the earlier of 12 months after the date of the Settlement Agreement or the date of the next annual meeting of Company stockholders, but will not be applicable to any vote taken at such annual meeting.

The Settlement Agreement and Voting Agreement provide the complete terms and conditions of, and supersede, the settlement terms initially outlined in a letter dated February 2, 2015, among the Company and the Moore Shareholder Group (the “Settlement Letter”). The foregoing description of the Settlement Agreement and Voting Agreement is only a summary of certain material terms and is qualified in its entirety by reference to the Settlement Agreement and the Voting Agreement as previously filed by the Company and incorporated by reference herein.

The Reporting Person currently has no other plans or proposals, though he retains the right, to subsequently devise or implement plans or proposals, which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (1) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person may be deemed to beneficially own an aggregate of 133,865 shares of Common Stock of the Issuer, representing less than 1% of the outstanding shares of Common Stock of the Issuer (based on 74,085,705 shares of Common Stock outstanding as disclosed in Company’s most recent Form 10-K filed April 15, 2014). He has sole voting power of 133,865 shares of common stock. No transactions have been entered since the most recent 13D filing.

Frank R. Erhartic, Jr. may be deemed to beneficially own an aggregate of 24,883,980 shares of Common Stock representing approximately 33.6% of the outstanding shares of Common Stock of the Issuer (based on 74,085,705 shares of Common Stock outstanding as disclosed in Company’s most recent Form 10-K filed April 15, 2014). He has sole voting power of 12,737,985 shares of common stock. No transactions have been entered since the most recent 13D filing.

Prior to entering into the Settlement Agreement and the Voting Agreement, the Reporting Person was not a beneficial owner, for purposes of Rule 13d-3 under the Exchange Act, of any shares owned by the Moore Shareholder Group. However, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, as a result of entering into the Settlement Agreement and Voting Agreement with the Moore Shareholder Group, the Reporting Person may be deemed to share beneficial ownership of the 13,091,816 shares beneficially owned by the Moore Shareholder Group as set forth in their Definitive Proxy Statement filed January 21, 2015, which together with the shares collectively owned by the Reporting Person and Frank R. Erhartic, Jr., represents 38,109,661 shares of Common Stock and constitutes 51.4% of the outstanding shares of common stock of the Company (based on the 74,085,705 shares of Company common stock outstanding as of August 14, 2014, as reported by the Company in its most recent Form 10-Q filed on November 14, 2014).

The Reporting Person disclaims any beneficial ownership of the shares of Common Stock owned by the Moore Shareholder Group and by Frank R. Erhartic, Jr., and nothing herein shall be deemed to be an admission by the Reporting Persons as to the beneficial ownership of the shares of Common Stock of the Moore Shareholder Group or Frank R. Erhartic, Jr.

(b) The Reporting Person has the sole power to vote and the sole power to dispose of each of 133,865 shares of Common Stock which he may be deemed to beneficially own.

(c) The Reporting Person has not purchased or received any shares of Common Stock since the Reporting Person filed his Schedule 13D on January 26, 2015.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information required by Item 6 is incorporated herein by reference from Item 4 of this report.

Item 7. Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015	/s/ Daniel A. Judd Daniel A. Judd